Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Corporate Communications



                                                Date:  October 31, 2003
                                For more information:  +31 75 659 57 20



Ahold publishes 2002 annual report

Zaandam, The Netherlands, October 31, 2003 -- Ahold today published the English version of its 2002 Annual Report. It is also being posted on the Ahold website (www.ahold.com). The Dutch version of this report will be published on Friday, November 7, 2003.

In the interests of complete disclosure, the company wishes to point out that it has corrected inadvertent mistakes in Item 3 of Form 20-F, published by Ahold on October 17, 2003. The amended Item 3 of Form 20-F will be filed today with the U.S. Securities & Exchange Commission. The changes have no impact on the company's reported results and financial position.


Ahold Corporate Communications: +31.75.659.57.20


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Note: the date for publication of the Dutch version of the 2002 Annual Report and the filing date of amended Item 3 of Form 20-F are provisional and subject to change at Ahold's discretion, as they may be influenced by factors beyond the company's ability to control.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com